Exhibit 99.1
Press Release
VTTI ENERGY PARTNERS LP REPORTS PRELIMINARY FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2016
LONDON, May 10, 2016 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the first quarter ended March 31, 2016.
Highlights

•	Generated Adjusted EBITDA(1) of $49.9 million for the first quarter of 2016, compared to Adjusted EBITDA of $50.9 million for the first quarter of 2015.

•	Generated distributable cash flow(1) of $14.3 million for the first quarter of 2016 compared to distributable cash flow of $11.6 million for the first quarter of 2015.

•
Declared a cash distribution to unitholders of $0.31085 per unit with respect to the first quarter of 2016, representing a quarter-on-quarter increase of 3.1% and equivalent to $1.243 per unit on an annualized basis. The implied distribution coverage ratio was 1.12x.

(1) Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.
Financial and Operating Results Overview
The underlying financial performance of VTTI for the first quarter ended March 31, 2016, exceeded the performance of the Partnership during the fourth quarter of 2015. Results were positively impacted by revenue growth due to high levels of ancillary revenue generating activities.
Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “Another strong operating performance was achieved by VTTI in the first quarter of 2016. Utilization and demand levels remain high and we continue to see a supportive market backdrop for international terminaling assets."
Total operating income for the first quarter ended March 31, 2016, was $31.8 million while net income was $16.8 million. Adjusted EBITDA for the first quarter ended March 31, 2016 was $49.9 million, compared to the first quarter of 2015 of $50.9 million. The Partnership generated $14.3 million of distributable cash flow for the first quarter ended March 31, 2016, compared to distributable cash flow of $11.6 million for the first quarter of 2015.
Cash Distribution
On April 26, 2016, the Board declared a quarterly cash distribution of $0.31085 per unit with respect to the first quarter of 2016, equivalent to $1.243 per unit on an annualized basis and representing a 3.1% increase on the quarterly cash distribution of the fourth quarter 2015. The implied distribution coverage ratio was 1.12x. The cash distribution will be paid on May 13, 2016, to unitholders of record as of the close of business on May 9, 2016.

Financing and Liquidity
As of March 31, 2016, the Partnership had cash and cash equivalents of $39.3 million and total unaffiliated debt outstanding of $552.9 million (excluding restricted cash and debt held by affiliates), implying an annualized net debt to Adjusted EBITDA ratio of 2.6x. As of March 31, 2016, there was an undrawn amount of approximately $235 million available under our €300 million revolving credit facility.
In Q2 2016, we entered into a series of foreign exchange derivative contracts with respect to our Malaysian Ringgit denominated costs incurred at our Malaysian terminal. These contracts are designed to hedge the foreign exchange risk in U.S. Dollar terms for the majority of these costs through 2020, consistent with the tenor of our existing Euro/U.S. Dollar cashflow hedge.
We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.
Outlook
Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “The outlook for VTTI is very positive, with strong demand for international storage capacity driven by a supportive market environment today and favorable underlying macro trends. VTTI B.V. continues to pursue actively both greenfield and brownfield opportunities to add to our existing dropdown inventory, which is today approximately three times the asset base held within the MLP."
About VTTI Energy Partners LP
VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements often include the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. In addition to other factors described herein that could cause VTTI’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect VTTI’s ability to meet its distribution growth guidance. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities and Exchange Commission on April 29, 2016 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.
Contacts
VTTI Energy Partners LP
Robert Abbott, Chief Financial Officer
+44 20 3772 0110
Hill + Knowlton Strategies New York,
Peter Poulos
+1 212 885 0588
Hill + Knowlton Strategies Amsterdam,
Tanno Massar
+31 20 4044707
SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
as of March 31, 2016 and December 31, 2015
(in US$ millions)

	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	39.3	55.9
Restricted cash	1.9	3.0
Trade accounts receivable	5.2	4.7
Affiliates	16.5	16.4
Other receivables and current assets	13.3	12.7
Prepaid expenses	2.5	1.2
Derivative assets	7.5	11.0
Total current assets	86.2	104.9
Non-current assets:
Long-term receivables	1.1	1.0
Long-term prepaid expenses	21.4	21.7
Deferred tax assets	27.0	28.3
Property, plant and equipment	1,244.4	1,227.2
Intangible assets, net	36.6	35.2
Goodwill	113.9	110.2
Derivative assets	16.3	22.9
Total non-current assets	1,460.7	1,446.5
Total assets	1,546.9	1,551.4
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	17.8	19.7
Affiliates	6.3	10.2
Current installments of long-term debt, affiliates	6.8	8.9
Derivative liabilities	4.8	5.1
Other liabilities and accrued expenses	27.3	33.3
Total current liabilities	63.0	77.2
Non-current liabilities:
Long-term debt	552.9	541.6
Derivative liabilities	8.6	5.8
Long-term debt, affiliates	140.2	141.3
Post-retirement benefit and post-employment obligation	10.1	9.6
Environmental provisions	20.6	19.8
Deferred tax liabilities	72.3	65.8
Other long-term liabilities	16.3	16.2
Total non-current liabilities	821.0	800.1
Total liabilities	884.0	877.3
Equity:
Total equity	662.9	674.1
Total liabilities and equity	1,546.9	1,551.4

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENT OF OPERATIONS
Three months ended March 31, 2016
(in US$ millions)

Three Months Ended March 31,
2016
Revenues, third parties	22.9
Revenues, affiliates	53.7
Total revenues	76.6
Operating costs and expenses:
Operating costs	19.4
Depreciation and amortization	18.2
Selling, general and administrative	7.0
Disposal of property, plant and equipment	0.2
Total operating expenses	44.8
Other operating income	—
Total operating income	31.8
Other income/(expense):
Interest expense, including related party	(6.8)
Other finance expense	(1.0)
Gain/(loss) on foreign currency transactions	11.0
Gain/(loss) on derivative financial instruments	(10.9)
Total other income/(expense), net	(7.7)
Income before income tax expense	24.1
Income tax expense	(7.3)
Net income	16.8
Non-controlling interest	(11.3)
Net income attributable to VTTI Energy Partners LP Owners	5.5

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash, non-recurring items and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI BV.
Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.
We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the first quarter ended March 31, 2016.

(in US$ millions)	Three Months Ended March 31, 2016
Net income	16.8
Interest expense, including affiliates	7.8
Other items(a)	(0.2)
Depreciation and amortization	18.2
Income tax expense	7.3
Adjusted EBITDA(b)	49.9

(a)
Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues, gains and losses on foreign currency, interest rate financial derivatives and excludes the net contribution of the Phase 2 assets of our Malaysian terminal which are attributable to VTTI BV.

(b)	Adjusted EBITDA contains a realized foreign currency derivative gain of $2.4 million resulting from the financial instruments we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)
Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the first quarter ended March 31, 2016.

(in US$ millions)	Three Months Ended March 31, 2016
Adjusted EBITDA	49.9
Cash interest expense (a)	(7.7)
Cash income tax expense	—
Maintenance capital expenditures	(3.8)
Cash flow attributable to non-controlling interest	(24.1)
Distributable cash flow	14.3
Total distribution	12.8
Coverage ratio	1.12	x

(a)	Cash interest expense includes periodic cash settlement amounts for interest rate swap derivative financial instruments.